SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WEGENER CORPORATION
(Name of Subject Company (Issuer))

RADYNE COMSTREAM INC.
WC ACQUISITION CORP.
(Name of Filing Person (Offeror))

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)

Richard P. Johnson
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$21,207,373.00	$1,715.68

*     Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 12,341,751 shares of the common stock, par value $0.01, of Wegener Corporation, representing all of the outstanding shares of such class as of March 13, 2003 (less 100 shares of such class owned by WC Acquisition Corp.) and (ii) 1,340,425 shares reserved for issuance upon the exercise of outstanding options to purchase common stock.

**     The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1
EX-99.a.2
EX-99.a.3
EX-99.a.4
EX-99.a.5
EX-99.a.6
EX-99.a.7
EX-99.a.8
EX-99.a.9

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by WC Acquisition Corp. (“Purchaser”) and a wholly owned subsidiary of Radyne ComStream Inc, a Delaware corporation (“Radyne ComStream”) to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Wegener Corporation, a Delaware corporation (“Wegener”), at a purchase price of $1.55 per Share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

          All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.       Financial Statements

            (a)     The financial statements of Radyne ComStream are not material to the Offer.

            (b)     The pro forma financial statements of Radyne ComStream are not material to the Offer.

Item 11.       Additional Information

            (b)     The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.       Exhibits

(a)	(1)	Offer to Purchase, dated April 23, 2003

	(2)	Form of Letter of Transmittal

	(3)	Notice of Guaranteed Delivery

	(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees

	(5)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees

	(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

	(7)	Summary Advertisement as published on April 23, 2003 and appearing in the New York Times and the Atlanta Journal-Constitution

	(8)	Press Release issued by Radyne ComStream, dated April 21, 2003*

(9) Letter to Wegener Corporation Stockholders, dated April 23, 2003

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*previously filed

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: April 23, 2003

RADYNE COMSTREAM INC.

By:
Robert C. Fitting
Chief Executive Officer

WC ACQUISITION CORP.

By:
Robert C. Fitting
President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated April 23, 2003
(a)(2)	Form of Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)	Summary Advertisement as published on April 23, 2003 and appearing in the New York Times and the Atlanta Journal-Constitution
(a)(8)	Press Release issued by Radyne ComStream, dated April 21, 2003*
(a)(9)	Letter to Wegener Corporation Stockholders, dated April 23, 2003
(b)	None
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable
*previously filed